Exhibit 4.8

May 8, 2024

Linde plc

Forge

43 Church Street West

Woking, Surrey GU21 6HT

United Kingdom

Linde Finance B.V.

53 Merrion Square S.

Dublin 2, D02 PR63

Republic of Ireland

Re:	Upstream Guarantee relating to the Debt Issuance Programme of Linde plc

Ladies and Gentlemen,

Reference is made to our guarantee dated 11 May 2020 (the “Upstream Guarantee”) for the benefit of Linde plc, relating to (i) notes issued by Linde plc and (ii) the guarantee of Linde plc for the benefit of the holders of notes issued by Linde Finance B.V., in each case under the EUR 10,000,000,000 Debt Issuance Programme of Linde plc and Linde Finance B.V. dated 11 May 2020 (as amended, supplemented and restated from time to time) (the “Debt Issuance Programme”).

We understand that with effect from 8 May 2024, the Debt Issuance Programme has been updated in accordance with customary procedure. Such update also entailed an increase of the volume of the Debt Issuance Programme (i.e., the maximum nominal amount of notes outstanding under the Debt Issuance Programme at any time) (the “Programme Volume”) to EUR 15,000,000,000.

This letter is to confirm that our Upstream Guarantee for the benefit of Linde plc also extends to the increased Programme Volume of the Debt Issuance Programme applicable from 8 May 2024. All references in our Upstream Guarantee to the Debt Issuance Programme and notes issued thereunder shall be construed accordingly.

Very truly yours,

Linde Inc.

By	/s/ Anne Boyd
Name: Anne Boyd
Title: Vice President, Tax and Treasurer